Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

November 4, 2022

Re:	Snail, Inc. Registration Statement on Form S-1 Filed on September 16, 2022 File No. 333-267483

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Cascarano Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

On behalf of our client, Snail, Inc., a Delaware corporation (“SnaiI” or the “Company”), we are responding to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to Snail’s Registration Statement on Form S-1 (File No. 333-267483) (the “Registration Statement”) contained in the Staff’s letter dated November 3, 2022. Snail has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter.

Set forth below are Snail’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Snail’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 3 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2022

Cover Page

1.	Disclose whether your offering is contingent on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has updated its disclosure on the cover page and pages 9, 112 and 113 of Amendment No. 3 to reflect that the offering is contingent on final approval of the Company’s Nasdaq listing application.

Confidential

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Response: The Company respectfully advises the Staff that the Company will not complete the offering if it does not receive Nasdaq approval to list its Class A common stock.

Risk Factors, page 13

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 36 of Amendment No. 3.

*          *          *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow

Jim Tsai

November 4, 2022	2